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                                                       [TENNECO AUTOMOTIVE LOGO]

Timothy R. Donovan                          TENNECO AUTOMOTIVE
Executive Vice President,                   500 North Field Drive
General Counsel and Managing Director       Lake Forrest, Illinois 60045
of International Group
Tel  847 482-5053
Fax  847 482-5040



May 25, 2004

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Tenneco Automotive Inc.
         Registration Statement on Form S-3 (File No. 333-114520)
         Registration Statement Withdrawal Request

Ladies and Gentlemen:

Tenneco Automotive Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-114520), together with all amendments and exhibits thereto (the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company originally filed the Registration Statement on April 16, 2004.

The Company is requesting the withdrawal of the Registration Statement due to the volatility in the market and the impact on the Company's stock price. The Company has determined that concluding the planned offering pursuant to the Registration Statement at this time is not in the best interest of its current stockholders. No securities have been or will be issued or sold under the Registration Statement. Accordingly, the Company respectfully requests that the Securities and Exchange Commission issue an order consenting to the withdrawal of the Registration Statement as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (847) 482-5040 and via mail at 500 North Field Drive, Lake Forest, Illinois 60041, and to Jodi A. Simala, Esq. of Mayer, Brown, Rowe & Maw LLP, via facsimile at (312) 701-7711 and via mail at Mayer, Brown, Rowe & Maw LLP, 190 South LaSalle Street, Chicago, Illinois, 60603.

If you have any questions or comments or require further information or documentation, please contact Jodi A. Simala of Mayer, Brown, Rowe & Maw LLP, counsel to the Company, at (312-701-7920).



                            Respectfully,

                            Tenneco Automotive, Inc.



                            By:  /s/ Timothy R. Donovan
                                 ------------------------------

                            Name: Timothy R. Donovan

                            Title:    Executive Vice President